FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 02, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Public Dealing Disclosure by a Party to an offer or person acting in concert (including dealings for the account of discretionary investment clients) – Chris Kennedy.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Full name of discloser:	Chris Kennedy

(b) Owner or controller of interests and short positions disclosed, if different from 1(a):

    The naming of nominee or vehicle companies is insufficient. For a trust, the trustee(s), settlor and beneficiaries must be named.

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	ARM Holdings plc (“Offeree”)
(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with the Offeree
(e) Date dealing undertaken:	1 September 2016
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state “N/A”	YES / NO / N/A If YES, specify which: N/A

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:
	Interests		Short positions
	Number	% (3 d.p.)	Number	%
(1) Relevant securities owned and/or controlled:	271,239	0.019	Nil	-
(2) Cash-settled derivatives:	Nil	-	Nil	-
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	-	Nil	-
TOTAL:	271,239	0.019	Nil	-

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other employee options)

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)	Purchases and sales

(i)	Party to an offer or person acting in concert (except for a principal trader in the same group as a connected adviser)

Class of relevant security	Purchase/sale	Number of securities	Price per unit
None

(ii)	Principal trader where the sole reason for the connection is that the principal trader is in the same group as a connected adviser

Class of relevant security	Purchases/ sales	Total number of securities	Highest price per unit paid/received	Lowest price per unit paid/received
None

(b)	Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
None

(c)	Stock-settled derivative transactions (including options)

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit
None

(ii)	Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit
None

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
Ordinary shares of the Offeree (“Ordinary Shares”)	Vesting of Ordinary Shares under the ARM Long-term Incentive Plan (the “LTIP”)	159,843 Ordinary Shares vested in accordance with the rules of the LTIP	Nil
Ordinary Shares	Vesting of Ordinary Shares under the ARM Employee Equity Plan (the “EEP”)	90,218 Ordinary Shares vested in accordance with the rules of the EEP	Nil
Ordinary Shares	ARM Savings Related Share Option Scheme (the “SOS”)	63 Ordinary Shares purchased in accordance with the rules of the SOS	£7.824
Ordinary Shares	ARM Employee Share Purchase Plan (the “ESPP”)	859 Ordinary Shares purchased in accordance with the rules of the ESPP	£7.96875

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state “none”

None

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i) the voting rights of any relevant securities under any option; or

(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

None

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	2 September 2016
Contact name:	Chris Kennedy
Telephone number:	01223 400400

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk